Exhibit 99.5

NOTICE OF RELIANCE SECTION 13.4 OF NATIONAL INSTRUMENT 51-102 CONTINUOUS DISCLOSURE OBLIGATIONS

To:
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Financial and Consumer Services Commission, New Brunswick
Office of the Superintendent of Securities, Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Department of Justice and Public Safety, Financial and Consumer Services Division, Prince Edward Island
Autorité des marchés financiers
Financial and Consumer Affairs Authority of Saskatchewan
Toronto Stock Exchange

Notice is hereby given that Bell Canada relies on the continuous disclosure documents filed by BCE Inc. pursuant to the exemption from the requirements of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) provided in Section 13.4 of NI 51-102.

The continuous disclosure documents of BCE Inc. can be found for viewing in electronic format at www.sedarplus.ca.

Attached to this notice and forming part thereof is the consolidating summary financial information for BCE Inc. as required by Section 13.4 of NI 51-102.

Dated: May 8, 2025

BELL CANADA
By:	(signed) Thierry Chaumont
Name:	Thierry Chaumont
Title:	Senior Vice-President, Controller and Tax

BELL CANADA

UNAUDITED SELECTED SUMMARY FINANCIAL INFORMATION (1)
For the periods ended March 31, 2025 and 2024
(in millions of Canadian dollars)

BCE Inc. fully and unconditionally guarantees the payment obligations of its 100% owned subsidiary Bell Canada under the public debt issued by Bell Canada. Accordingly, the following summary financial information is provided by Bell Canada in compliance with the requirements of section 13.4 of National Instrument 51-102 (Continuous Disclosure Obligations) providing for an exemption for certain credit support issuers. The tables below contain selected summary financial information for (i) BCE Inc. (as credit supporter), (ii) Bell Canada (as credit support issuer) on a consolidated basis, (iii) BCE Inc.’s subsidiaries, other than Bell Canada, on a combined basis, (iv) consolidating adjustments, and (v) BCE Inc. and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. Such summary financial information for BCE Inc. and Bell Canada and all other subsidiaries is intended to provide investors with meaningful and comparable financial information about BCE Inc. and its subsidiaries. This summary financial information should be read in conjunction with BCE Inc.’s audited consolidated financial statements for the year ended December 31, 2024 and the unaudited consolidated interim financial report for the three months ended March 31, 2025.

For the periods ended March 31:

	BCE INC. ("CREDIT SUPPORTER") (2)		BELL CANADA CONSOLIDATED (“CREDIT SUPPORT ISSUER”)		SUBSIDIARIES OF BCE INC. OTHER THAN BELL CANADA (3)		CONSOLIDATING ADJUSTMENTS (4)		BCE INC. CONSOLIDATED
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Operating revenues	—	—	5,930	6,011	—	—	—	—	5,930	6,011
Net earnings from continuing operations attributable to owners	671	449	676	437	36	46	(712)	(483)	671	449
Net earnings attributable to owners	671	449	676	437	36	46	(712)	(483)	671	449

As at March 31, 2025 and December 31, 2024, respectively:

	BCE INC. ("CREDIT SUPPORTER") (2)		BELL CANADA CONSOLIDATED (“CREDIT SUPPORT ISSUER”)		SUBSIDIARIES OF BCE INC. OTHER THAN BELL CANADA (3)		CONSOLIDATING ADJUSTMENTS (4)		BCE INC. CONSOLIDATED
	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2025	Dec. 31, 2024
Total Current Assets	652	711	11,394	12,409	182	146	(4,448)	(4,343)	7,780	8,923
Total Non-current Assets	21,879	21,495	57,745	57,915	21	21	(15,263)	(14,869)	64,382	64,562
Total Current Liabilities	5,085	5,022	11,402	14,086	81	81	(4,448)	(4,343)	12,120	14,846
Total Non-current Liabilities	113	113	41,749	40,603	—	—	561	563	42,423	41,279

(1) The summary financial information is prepared in accordance with IFRS® Accounting Standards and is in accordance with generally accepted accounting principles issued by the Canadian Accounting Standards Board for publicly-accountable enterprises.

(2) This column accounts for investments in all subsidiaries of BCE Inc. under the equity method.
(3) This column accounts for investments in all subsidiaries of BCE Inc. (other than Bell Canada) on a consolidated basis.
(4) This column includes the necessary amounts to eliminate the intercompany balances between BCE Inc., Bell Canada and other subsidiaries and other adjustments to arrive at the information for BCE Inc. on a consolidated basis.